FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By

/s/Amit Birk

Amit Birk
VP, General Counsel

Date: February 21, 2018

EXHIBIT

Exhibit 99.1

Announcement of withdrawal of 2017 Annual General Meeting Agenda item pertaining to service contract with company affiliated with the CEO.

EXHIBIT 99.1

Or Yehuda, Israel, February 21, 2018 –The Board of Directors of Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), announced today that Item 6 on the agenda for the 2017 Annual General Meeting of Shareholders to be held on Wednesday, February 28, 2018 has been withdrawn. Shareholders will not be asked to approve a Services Agreement with a company affiliated with the Company’s CEO.

For further information contact:

Amit Birk | VP M&A and General Counsel

Magic Software Enterprises

ir@magicsoftware.com